Exhibit 99.1

Hailiang Education to Hold Extraordinary General Meeting of Shareholders

HANGZHOU, China, August 11, 2022 /PRNewswire/ - Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education" or the "Company"), an education and management services provider in China, today announced that it has called an extraordinary general meeting of shareholders (the "EGM"), to be held at 10:00 a.m. (Beijing time) on September 15, 2022, at Hailiang Education Park, No.199, the West 3rd Ring Road, Zhuji City, Shaoxing City, Zhejiang, People's Republic of China, to consider and vote on, among other things, the proposal to approve the re-election of five directors of the Company to hold office until the effective time of the Merger (as defined below) and the proposal to authorize and approve the previously announced agreement and plan of merger (the "Merger Agreement") dated May 7, 2022 by and between the Company, Hailiang Education International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Plan of Merger") and the transactions contemplated thereby, including the Merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the "Merger"). If completed, the Merger would result in the Company becoming a privately held company and the Company’s American depositary shares (each representing 16 ordinary shares, par value US$0.0001 per share) (the "ADSs"), will no longer be listed on the NASDAQ Global Market, and the Company's ADSs program for the ordinary shares of the Company will terminate. In addition, the Company's ADSs and ordinary shares represented by the ADSs will cease to be registered under the United States Securities Exchange Act of 1934, following the consummation of the Merger.

The board of directors of the Company (the "Board"), acting upon the unanimous recommendation of a special committee (the “Special Committee”) of the Board, which special committee was composed solely of directors of the Company who are unaffiliated with any person participating as a buyer or rollover securityholder in the Merger or any member of the management of the Company, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company's shareholders and ADS holders vote for among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on September 1, 2022 will be entitled to attend and vote at the EGM or any adjournment thereof. ADS holders as of the close of business in New York City on August 15, 2022 will be entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the ordinary shares represented by their ADSs at the EGM.

Additional information regarding the EGM, the Merger Agreement and the Plan of Merger can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the "SEC"), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC's website (http://www.sec.gov). In addition, the Company's proxy materials, including the definitive proxy statement, will be mailed to the shareholders and ADS holders of the Company. Requests for additional copies of the definitive proxy statement should be directed to the Company by telephone at +86 (571) 5812 1974 or by email at ir@hailiangeducation.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be "participants" in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered "participants" in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is an education and management services provider in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including, but not limited to the following: the Company's business plans, the Company's future business development, the Company's ability to consummate the transactions contemplated under the Merger Agreement as planned, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com